EXHIBIT 99.1

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                                                    [LOGO OMITTED]
                                                    Banco Itau S.A.

                                                    Sao Paulo-SP, April 9, 2003.
                                                                  SUAC-1504/2003

COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ


Dear Sirs,


           Reference: PRINCIPAL DECISIONS
                      EXTRAORDINARY GENERAL MEETING OF APRIL 9, 2003
                      ----------------------------------------------

         1. Pursuant to the provisions of CVM Instruction 202/93, Article 17, subsection II, we are pleased to inform you that the Extraordinary General Stockholders' Meeting of today's date approved in full the Administrative Council's proposal of March 24, 2003 (already sent to you), the points of which are summarized below:

         a) approval of the incorporation of 3,444,956,000 preferred book entry shares comprising the capital stock issued by Banco Itau S.A., in order to reestablish Banco Itau S.A. as wholly owned subsidiary of the said Banco Itau Holding Financeira S.A. granting shares issued by this incorporating entity to the shareholders of the incorporated entity of the same type and proportion of shares held by the latter's shareholders on April 9, 2003;

         b) the consequent alteration of Article 3, first sentence of the articles of association;

         c) ratification of the election of the fiscal councilor Gustavo Jorge Laboissiere Loyola.

         2. The said meeting's minutes will be sent to you via the IPE system (Periodic and Eventual Information) pursuant to Article 17, III, of the aforementioned Instruction.

                     Sincerely,

                              BANCO ITAU HOLDING FINANCEIRA S.A.



                                    ALFREDO EGYDIO SETUBAL
                                 Investor Relations Director



Copies to:
----------
- BOLSA DE VALORES DE SAO PAULO
  Superintendencia Executiva de Operacoes
  Gerencia de Relacoes com Empresas (GRE)


                                       Praca Alfredo Egydio de Souza Aranha, 100
                                       Cep 04344-902 Sao Paulo SP
                                       www.itau.com.br

                                                                           fls.2

SRSC*